

May 5, 2009

Jason Davis, Vice President and Interim CFO
Particle Drilling Technologies, Inc.
5611 Baird Court
Houston, TX 77041

> **Re: Particle Drilling Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **Response letter dated March 11, 2009**
> **File No. 0-30819**

Dear Mr. Davis:

        We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2008

Critical Accounting Policies, page 20

Impairment of long-lived assets, page 20

1.   Your response to prior comment number 1a indicates that the patents were required to be amortized over 18.5 years as the patents had a 20 year contractual life and you acquired the patents 1.5 years after they were granted. Please note that the amortization of intangible assets should not necessarily be based on the contractual life of the assets. Pursuant to SFAS 142, paragraph 11, footnote 9, "the useful life of an intangible asset shall reflect the period over which it will contribute to the cash flows of the reporting entity." Please clarify how you determined that the capitalized patent costs would contribute to cash flows for 18.5 years after the acquisition date. As part of your response, please clarify how you considered the fact that you were not able to generate cash flows from the

acquired patents for the foreseeable future when determining that the patents would generate positive cash flows for 18.5 years.

2.   Your response to prior comment 1b indicates that you capitalized approximately $900 thousand of costs related to patent applications, filings, defense, office actions and maintenance since you acquired the patents for the PID technology. Please clarify how you determined that it is appropriate to capitalize such costs, which appear to be administrative costs incurred to defend and maintain the acquired patents. Please clarify how your accounting complies with SFAS 142 or provide other authoritative guidance that you relied upon when forming your conclusion.

3.   Beginning with your next interim filing, expand and revise your critical accounting policy disclosures to more clearly explain the following with regard to your capitalized patents and related intangible assets. We suggest that you provide us with your draft disclosure.

(a) Describe the specific types of events or changes in circumstances that would trigger a test of recoverability in accordance with paragraph 8 of SFAS 144. Include a description of the trials that have occurred to date, the results of those trials, and under what circumstances disappointing results of future trials would be considered a triggering event or change that would result in a test of recoverability.

(b) Describe when you anticipate your PID technology will become commercialized and describe when, if such technology is not commercialized according to that schedule, the lack of operating cash flows would trigger a test of recoverability in accordance with paragraph (e) of paragraph 8 of SFAS 144.

(c) Clarify in your disclosure whether your intangible assets have been tested for recoverability in accordance with paragraph 8 of SFAS 144. If so, describe the events or changes in circumstances that triggered such tests, when the tests occurred, the results of the tests, and the assumptions used in testing. This should include, but not be limited to, information to support your forecasted revenue. We note that in subpart 1(d) of your response dated April 13, 2009, you state that no such events or changes in circumstances have occurred, yet your response to subpart 1(e) indicates that you nonetheless perform such testing annually. Please clarify this apparent contradiction in your disclosure of critical accounting policies.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief